FILED BY TRIGON HEALTHCARE, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
                                            DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617
TRIGON HEALTHCARE, INC.

                                                                    NEWS RELEASE


                      ANTHEM, INC. TO ACQUIRE TRIGON HEALTHCARE, INC.
   BOTH COMPANIES REPORT STRONGER THAN EXPECTED FIRST QUARTER EARNINGS AND
                           INCREASE 2002 EXPECTATIONS

             ANTHEM REPORTS FIRST QUARTER 2002 EPS UP 45%, TO $0.93 TRIGON REPORTS FIRST QUARTER 2002 EPS UP 19%, TO $1.14


INDIANAPOLIS, IN AND RICHMOND, VA - APRIL 29, 2002 - Anthem, Inc. (NYSE: ATH) and Trigon Healthcare, Inc. (NYSE: TGH) today jointly announced that they have entered into a definitive merger agreement. Under the agreement, Trigon's shareholders will receive $30.00 in cash and 1.062 shares of Anthem common stock per Trigon share. The value of the transaction is approximately $4.0 billion based on the closing price of Anthem stock on April 26, 2002, and is expected to close in 3 to 6 months, subject to customary regulatory and shareholder approvals.

Larry Glasscock, president and chief executive officer of Anthem, commented "The merger unites two excellent organizations and extends Anthem's presence into a very important new Southeast region. Together we are well positioned to create significant shareholder value. The addition of Trigon's approximately 2.2 million members and 35% market share in Virginia solidifies Anthem as a top-tier health benefits industry leader. By leveraging best practices from both organizations and extending our geographic reach, we expect to achieve further economies of scale that will enable us to continue to grow profitably." Virginia is the 12th most populous state in the United States, with population growth of about 3% annually.

"Anthem is an ideal partner for us because both of our companies have a common strategic focus on delivering the highest value to our customers in a rich Blue Cross and Blue Shield tradition. Working together we expect to expand our future opportunities and capture new efficiencies, particularly as investment requirements for new technologies accelerate in the future. This


 TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
     AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION
merger  also  creates   additional   opportunities  for  our  employees,   while
maintaining our presence in Richmond," noted Tom Snead, Trigon's chairman and chief executive officer.


"Anthem and Trigon will enjoy a compelling strategic fit, with complementary cultures and values that focus on quality and place customers first. We are very excited to have the opportunity to work with Trigon's strong management team, and leverage our combined operating expertise," said Glasscock.

After the closing, Anthem's board of directors will include three members of Trigon's Board. Tom Snead will lead Anthem's new region from Trigon's current facility in Richmond.

This combination is expected to be neutral to Anthem's 2003 earnings per share and accretive thereafter, as operational synergies are achieved. At least $40 million pre-tax synergies are expected to be realized in 2003 and approximately $75 million pre-tax synergies are expected to be fully realized on an annual basis by 2004.

"We expect to continue our strong earnings growth and create additional shareholder value through the realization of operating efficiencies from technology, investment management, redundant non-customer-touch supporting services, and further penetration of our Specialty products," said Glasscock. Snead added, "Anthem's proven track record of quickly and successfully integrating acquisitions gives us great confidence that it will be a seamless transition for our customers, employees, and shareholders."

The combined operations will have over 10 million medical members. Had this transaction occurred on January 1, 2001, assets of nearly $9 billion, operating revenues of $13 billion, net income of $458 million and operating cash flow of $899 million would have been reported on a combined basis for the year ending December 31, 2001. Excluding realized gains and losses and other non-recurring items, combined net income would have been $467 million.

--------------------------------------------------------------------------------

                                ANTHEM'S EARNINGS

Anthem's net income increased 41%, to $99.8 million, or $0.95 per share, compared with net income of $70.6 million, or $0.68 per share, for the first quarter of 2001. Excluding net realized gains and non-recurring items in both periods, and on a FAS 142 comparable basis, earnings per share increased 45%, to $0.93 per share, compared with $0.64 per share in the first quarter of 2001. Anthem also increased its earnings expectations for the full year 2002 from the $3.65 to $3.75 range, to $3.85 to $3.95 per share. Additional detail on Anthem's earnings is available in a press release distributed by Anthem simultaneously with Trigon's and can be accessed on their website, www.anthem.com.


                               TRIGON'S EARNINGS

Trigon reported that net income, excluding net after-tax realized losses on investments, increased to $42.1 million, or diluted earnings per share of $1.14, compared with $36.5 million, or $0.95 per diluted share, reported in the first quarter of 2001. This represents a 19 percent increase in diluted earnings per share on a FAS 142 comparative basis, and exceeded First Call/Thomson Financial analyst consensus estimates of $1.10 per diluted share.


 TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
     AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION

Net income, including net after-tax realized losses, was $35.2 million, or $0.96 per diluted share, compared with $32.4 million, or $0.84 per diluted share (adjusted net income of $32.8 million or $0.85 per diluted share on a FAS 142 comparative basis), reported in the previous year's first quarter.

The quarter's results reflected total enrollment growth of 6.2 percent, and an increase in commercial premium revenue of nearly 17 percent, to $599.6 million. The higher-than-expected earnings came primarily from the strong results of the company's self-funded business, supported by the Blue Cross Association's national BlueCard program.

"We are quite pleased with our continued strong performance as measured by solid enrollment gains, high customer retention and market-leading service," said Tom Snead, chief executive officer of Trigon. "Our existing advantages in the Virginia market are continually being enhanced by new product offerings, technology enhancements and innovative programs designed to help improve medical quality while lowering costs for our customers."

Premium and fee revenues, which includes commercial, Federal Employee Program, and net self-funded fee income, increased by 15 percent to $805.5 million, compared to $700.5 million a year earlier. Net fee income from self-funded business increased by 16% to $61.5 million from $52.8 million in 2001. Operating income increased by 33 percent to $41.8 million from $31.5 million in the previous year's first quarter. (Operating income is defined as premium, fee and other operating revenues less medical and other benefit costs and selling, general and administrative expenses.)

Trigon's other revenues for the quarter were $6.2 million. After adjusting for the effect of eliminating about $3 million in revenue related to a discontinued subsidiary during the second quarter last year, Trigon's other revenues increased more than 90% This was the direct result of strong growth momentum from the company's disease management subsidiary, Health Management Corporation, which has added two large Blue Cross companies to its client roster in the past year.

Trigon's commercial medical costs as a percentage of commercial premium revenues were 81.6%, slightly above the 2001 first quarter medical cost ratio of 81.3%. This was in-line with Trigon's plans to hold its medical cost ratio level from the previous year. Reflecting ongoing operational efficiencies, administrative costs as a percentage of premiums and premium equivalents declined to 11.7% compared with 12.3% in the first quarter of 2001.

Due to strong results in its self-funded business and stabilizing commercial medical cost trends, the company increased its earnings per share guidance for the remainder of the year to a range of $4.83 to $4.88 from the previous range of $4.73 to $4.78, excluding net after-tax realized gains and losses.

Trigon is Virginia's largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members.


ABOUT TRIGON


 TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
     AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION

Trigon is Virginia's largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members. As of December 31, 2001, Trigon had assets of $2.6 billion and operating revenues of $2.9 billion. More information about Trigon is available at www.trigon.com.


ABOUT ANTHEM

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits and services to more than 8 million members. Anthem is the fifth largest publicly traded health benefits company in the United States and is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. As of December 31, 2001, Anthem had assets of $6 billion and operating revenues of $10 billion. More information about Anthem is available at www.anthem.com.


CONFERENCE CALL AND WEBCAST

The investment community and general public are invited to participate in a joint conference call and live webcast that will be held on Monday, April 29, 2002, at 10:00 a.m. Eastern Daylight Time, where management will discuss this transaction and their respective first quarter earnings results. The conference call can be accessed by dialing 888-231-7516 (International 913-905-3152). No pass-code is required. The webcast and presentation slides can be accessed at Anthem's web site, www.anthem.com or Trigon's web site, www.trigon.com, under Investor Relations. Please visit the website or dial in at least 10 minutes in advance. After 10:00 a.m. Eastern time on April 30th, a replay of the call will be available for 10 business days by dialing 888-203-1112 (International 719-457-0820), pass-code 335322.

Please note that the previously scheduled conference calls for May 6th and May 8th for Anthem and Trigon have been cancelled due to the distribution of this release and today's conference call.

CONTACTS:   ANTHEM                                   TRIGON
            INVESTOR RELATIONS                       INVESTOR RELATIONS
            TAMI DURLE, 317-488-6390                 CHRIS DRAKE, 804-354-3463
            TAMI.DURLE@ANTHEM.COM                    INVESTORS@TRIGON.COM


            MEDIA                                    MEDIA
            LAUREN GREEN-CALDWELL, 317-488-6321      BROOKE TAYLOR, 804-354-3605
            LAUREN.GREEN-CALDWELL@ANTHEM.COM         BTAYLOR@TRIGON.COM


 TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
     AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION

                             TRIGON HEALTHCARE, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                           THREE MONTHS ENDED MARCH 31,
                                                                     ---------------------------------------
                                                                         2002          2001       % CHANGE
                                                                     -----------    ----------    ---------
      Revenues
        Premium and fee revenues
          Commercial                                               $   599,611         513,890           16.7%
          Federal Employee Program                                     144,438         133,741            8.0%
          Amounts attributable to self-funded arrangements             459,507         386,289           19.0%
          Less:  amounts attributable to claims
                 under self-funded arrangements                       (398,044)       (333,471)          19.4%
                                                                   -----------     -----------      -----------
                                                                       805,512         700,449           15.0%

        Investment income                                               24,531          27,744          (11.6)%
        Net realized losses                                            (10,579)         (6,275)          68.6%
        Other revenues                                                   6,211           6,245           (0.5)%
                                                                   -----------     -----------      -----------
             Total revenues                                            825,675         728,163           13.4%

      Expenses
        Medical and other benefit costs
          Commercial                                                   489,253         418,042           17.0%
          Federal Employee Program                                     138,663         128,748            7.7%
                                                                   -----------     -----------      -----------
                                                                       627,916         546,790           14.8%

        Selling, general and administrative expenses                   141,969         128,423           10.5%
        Interest expense                                                 1,607           4,180          (61.6)%
                                                                   -----------     -----------      -----------

             Total expenses                                            771,492         679,393           13.6%
                                                                   -----------     -----------      -----------

      Income before income taxes and minority interest                  54,183          48,770           11.1%

      Income tax expense                                                17,663          16,384            7.8%
                                                                   -----------     -----------      -----------

      Income before minority interest                                   36,520          32,386           12.8%

      Minority interest                                                  1,283            (14)        (9264.3)%
                                                                   -----------     -----------      -----------

      Net income                                                   $    35,237          32,400            8.8%
                                                                   -----------     -----------      -----------
                                                                   -----------     -----------      -----------

      Earnings per share
        Basic net income                                           $      0.99            0.87
                                                                   -----------     -----------
                                                                   -----------     -----------
        Diluted net income                                         $      0.96            0.84
                                                                   -----------     -----------
                                                                   -----------     -----------

        Diluted net income excluding realized losses               $      1.14            0.95
                                                                   -----------     -----------
                                                                   -----------     -----------

      Weighted average number of common shares outstanding
        Basic                                                           35,706          37,286
                                                                   -----------     -----------
                                                                   -----------     -----------
        Diluted                                                         36,864          38,419
                                                                   -----------     -----------
                                                                   -----------     -----------

      (1) Calculation of net income excluding realized losses
            Net income                                             $    35,237          32,400
            Less: net realized losses, net of taxes of 35%              (6,876)         (4,079)
                                                                   -----------     -----------
                                                                   -----------     -----------
            Net income excluding realized losses                   $    42,113          36,479
                                                                   -----------     -----------
                                                                   -----------     -----------





   TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
      AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION

                             TRIGON HEALTHCARE, INC.
                         CONSOLIDATED BALANCE SHEET DATA
                             (DOLLARS IN THOUSANDS)


                                            MARCH 31,      DECEMBER 31,
                                              2002              2001
                                           ----------      -------------
      Cash and investments              $   1,867,274         1,838,524
      Total assets                      $   2,726,442         2,582,464
      Commercial paper                  $     299,721           299,660
      Total liabilities                 $   1,680,238         1,562,044
      Shareholders' equity              $   1,046,204         1,020,420


--------------------------------------------------------------------------------

                             TRIGON HEALTHCARE, INC.
                                 ENROLLMENT DATA


                                                       MARCH 31,        MARCH 31,
                                                        2002              2001        % CHANGE
                                                      ----------        ---------     --------
         HEALTH INSURANCE
         Commercial
          PAR                                          114,347           128,420          (11.0)%
          PPO                                          542,933           497,581            9.1%
          HMO                                          303,838           280,055            8.5%
          Medicaid HMO                                  62,665            58,076            7.9%
          Medicare supplement                          114,855           121,022           (5.1)%
                                                  ------------       -----------     -----------
         Total commercial                            1,138,638         1,085,154            4.9%
         Self-funded                                   815,053           745,284            9.4%
                                                  ------------       -----------     -----------
         Total health insurance                      1,953,691         1,830,438            6.7%
         GOVERNMENT
         Federal Employee Program (PPO)                227,865           222,987            2.2%
                                                  ------------       -----------     -----------
         Total                                       2,181,556         2,053,425            6.2%
                                                  ------------       -----------     -----------
                                                  ------------       -----------     -----------



SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING INFORMATION ABOUT ANTHEM, TRIGON AND THE COMBINED COMPANY AFTER COMPLETION OF THE TRANSACTIONS THAT ARE INTENDED TO BE COVERED BY THE SAFE HARBOR FOR "FORWARD-LOOKING STATEMENTS" PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. WORDS SUCH AS "EXPECT(S)", "FEEL(S)", "BELIEVE(S)", "WILL", "MAY", "ANTICIPATE(S)" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS,

   TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
      AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION

PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF ANTHEM AND TRIGON, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE: THOSE DISCUSSED AND IDENTIFIED IN PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MADE BY ANTHEM AND TRIGON; TRENDS IN HEALTH CARE COSTS AND UTILIZATION RATES; OUR ABILITY TO SECURE SUFFICIENT PREMIUM RATE INCREASES; COMPETITOR PRICING BELOW MARKET TRENDS OF INCREASING COSTS; INCREASED GOVERNMENT REGULATION OF HEALTH BENEFITS AND MANAGED CARE; SIGNIFICANT ACQUISITIONS OR DIVESTITURES BY MAJOR COMPETITORS; INTRODUCTION AND UTILIZATION OF NEW PRESCRIPTION DRUGS AND TECHNOLOGY; A
DOWNGRADE IN OUR FINANCIAL STRENGTH RATINGS; LITIGATION TARGETED AT HEALTH BENEFITS COMPANIES; OUR ABILITY TO CONTRACT WITH PROVIDERS CONSISTENT WITH PAST PRACTICE; OUR ABILITY TO CONSUMMATE ANTHEM'S ACQUISITION OF TRIGON, TO ACHIEVE EXPECTED SYNERGIES AND OPERATING EFFICIENCIES IN THE TRIGON ACQUISITION AND TO SUCCESSFULLY INTEGRATE OUR OPERATIONS; OUR EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENTS OF THE TRANSACTIONS AND THE VALUE OF THE TRANSACTION CONSIDERATION; AND GENERAL ECONOMIC DOWNTURNS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS THAT SPEAK ONLY AS OF THE DATE HEREOF. NEITHER ANTHEM NOR TRIGON UNDERTAKES ANY OBLIGATION TO REPUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. READERS ARE ALSO URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES IN ANTHEM'S AND TRIGON'S VARIOUS SEC REPORTS, INCLUDING BUT NOT LIMITED TO ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001, AND THE 2002 QUARTERLY FORM 10-Q FILINGS.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS NEWS RELEASE MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE PROPOSED ACQUISITION OF TRIGON BY ANTHEM. IN CONNECTION WITH THE PROPOSED TRANSACTION, A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WILL BE FILED BY ANTHEM WITH THE SEC AND A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WILL BE FILED BY TRIGON WITH THE SEC. SHAREHOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT-PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FOR FREE BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM ANTHEM AND TRIGON'S RESPECTIVE CORPORATE SECRETARIES.

PARTICIPANTS IN SOLICITATION

TRIGON, ANTHEM, AND THEIR DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION CONCERNING THE IDENTITY OF ANTHEM'S PARTICIPANTS IN THE SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE SET FORTH IN THE PROXY STATEMENT-PROSPECTUS. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF ANTHEM AND THEIR OWNERSHIP OF ANTHEM COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT FOR ANTHEM'S 2002 ANNUAL MEETING OF SHAREHOLDERS, WHICH WAS FILED WITH THE SEC ON APRIL 2, 2002. INFORMATION CONCERNING TRIGON'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN TRIGON'S CURRENT REPORT ON FORM 8-K TO BE FILED WITH THE COMMISSION ON APRIL 29, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ANTHEM'S AND TRIGON'S DIRECTORS AND EXECUTIVE
OFFICERS IN THE PROPOSED MERGER WILL BE INCLUDED IN THE FINAL JOINT PROXY STATEMENT-PROSPECTUS.



  TRIGON BLUE CROSS BLUE SHIELD IS THE TRADE NAME OF TRIGON INSURANCE COMPANY
     AN INDEPENDENT LICENSEE OF THE BLUE CROSS AND BLUE SHIELD ASSOCIATION